Exhibit 99.1
NEWS RELEASE
Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2009 Third Quarter Financial Results
Thursday, October 29, 2009 at 11:00 a.m. (ET)
NEW YORK, September 30, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2009 third quarter results will be released prior to the market open on Thursday, October 29, 2009. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on October 29 at 11:00 a.m. (ET). Scheduled speakers are Ric Clark, chief executive officer; Steve Douglas, president; and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldproperties.com, before the market open on October 29, 2009.
To participate in the conference call, please dial 866.238.0637, pass code 1400498, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com.
A replay of this call can be accessed through November 28, 2009 by dialing 888.266.2081, pass code 1400498. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.
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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417–7215; email: melissa.coley@brookfieldproperties.com